Mail Stop 3720

March 16, 2007

Frans Spaargaren
Chief Executive Officer and Chief Financial Officer
Gemplus International S.A.
46a Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg

      Re: **Gemplus International S.A.**
                Form 20-F for Fiscal Year Ended December 31, 2005
                Filed July 13, 2006
                File No. 0-31052

Dear Mr. Spaargeren:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Larry Spirgel
                            Assistant Director